Exhibit 99.1

Fly Leasing Reports Third Quarter 2019 Financial Results

Dublin, Ireland, November 8, 2019 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2019.

Highlights

•	Net income of $51.7 million, $1.67 per share
•	Adjusted Net Income of $59.8 million, $1.93 per share
•	Return on equity of 26.6%, Adjusted Return on Equity of 30.8%
•	Sold eight aircraft for a gain of $38.9 million, a 17% premium to book value
•	Purchased two aircraft for $53.7 million
•	$25.85 book value per share at quarter end, a 20% increase since December 31, 2018
•	Net debt to equity ratio of 2.6x

“FLY continued to produce excellent results in the third quarter, with Adjusted Net Income of nearly $60 million, or $1.93 per share,” said Colm Barrington, FLY’s Chief Executive Officer. “This was our sixth straight quarter of double-digit ROE, with Adjusted Return on Equity of over 30%. In the nine months ended September 30, FLY produced Adjusted Net Income of $168.9 million, or $5.28 per share. Looking ahead, we expect another strong result in the fourth quarter.”

“The aircraft sales in the quarter were completed at a 17% premium to book value, again demonstrating the value embedded in FLY’s fleet,” said Barrington. “Our strong results are also adding significantly to shareholders’ equity, which is now nearly $26 per share, an increase of 20% from the beginning of the year.”

“Our deleveraging following last year’s major fleet acquisition has continued and at quarter end our net debt to equity ratio was 2.6x,” added Barrington. “FLY has plentiful financial capacity to acquire the 21 A320neo family aircraft that we contracted in a purchase and leaseback transaction last year, the first of which is scheduled to deliver later this year. We also expect to acquire six more aircraft in the fourth quarter.”

Financial Results

FLY is reporting net income of $51.7 million, or $1.67 per share, for the third quarter of 2019. This compares to net income of $20.7 million, or $0.68 per share, for the same period in 2018.

Net income for the nine months ended September 30, 2019 was $150.7 million, or $4.72 per share, compared to net income of $54.7 million, or $1.90 per share, for the nine months ended September 30, 2018.

Adjusted Net Income

Adjusted Net Income was $59.8 million for the third quarter of 2019, compared to $22.8 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $1.93 in the third quarter of 2019, compared to $0.75 for the third quarter of 2018.

For the nine months ended September 30, 2019, Adjusted Net Income was $168.9 million, or $5.28 per share, compared to $60.4 million, or $2.10 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the three months ended September 30, 2019, FLY repurchased 0.3 million shares in the open market at an average price of $16.83 per share, for a total cost of $5.8 million. During the nine months ended September 30, 2019, FLY repurchased 2.0 million shares at an average price of $16.29 per share, for a total cost of $32.8 million. As of September 30, 2019, FLY had 30.9 million shares outstanding and had $50.0 million remaining under its share repurchase authorization.

Financial Position

At September 30, 2019, FLY’s total assets were $3.9 billion, including investment in flight equipment totaling $3.2 billion. Total cash at September 30, 2019 was $521.6 million, of which $432.7 million was unrestricted. The book value per share at September 30, 2019 was $25.85, a 20% increase since December 31, 2018. At September 30, 2019, FLY’s net debt to equity ratio was 2.6x, reduced from 4.0x at December 31, 2018.

Aircraft Portfolio

At September 30, 2019, FLY had 92 aircraft in its portfolio, six of which were classified as flight equipment held for sale. FLY’s aircraft and engines are on lease to 43 airlines in 24 countries. The table below does not include the seven engines that were in FLY’s portfolio at September 30, 2019.

Portfolio at	Sep. 30, 2019		Dec. 31, 2018
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320 Family	39	31%	55	38%
Airbus A330	3	6%	3	5%
Airbus A340	2	1%	2	1%
Boeing 737NG	39	35%	42	32%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	<1%	3	1%
Boeing 777-LRF	2	10%	2	8%
Boeing 787	4	14%	4	12%
Total(1)	92	100%	113	100%

(1)	Includes six aircraft and 12 aircraft classified as held for sale at September 30, 2019 and December 31, 2018, respectively.

At September 30, 2019, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.7 years. The average remaining lease term was 5.0 years, also weighted by net book value. At September 30, 2019, FLY’s portfolio, excluding aircraft held for sale, was generating annualized rental revenue of approximately $352 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Friday, November 8, 2019. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 7897326. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Revenues
Operating lease rental revenue	$96,084	$98,863	$302,520	$277,191
End of lease income	—	3,072	30,387	16,069
Amortization of lease incentives	(1,402)	(2,480)	(4,353)	(7,124)
Amortization of lease discounts and other	24	(108)	27	(389)
Operating lease revenue	94,706	99,347	328,581	285,747
Finance lease revenue	153	167	469	512
Equity earnings (loss) from unconsolidated subsidiary	2,617	136	2,727	(110)
Gain on sale of aircraft	38,934	2,579	82,632	5,524
Interest and other income	2,624	2,337	6,361	4,321
Total revenues	139,034	104,566	420,770	295,994
Expenses
Depreciation	33,881	36,569	108,769	104,197
Interest expense	33,580	37,472	107,198	104,039
Selling, general and administrative	8,013	7,719	26,173	22,698
Loss (gain) on derivatives	2,537	(2,095)	2,809	(2,615)
Loss on extinguishment of debt	1,620	560	5,330	1,458
Maintenance and other costs	623	323	2,846	2,037
Total expenses	80,254	80,548	253,125	231,814
Net income before provision for income taxes	58,780	24,018	167,645	64,180
Provision for income taxes	7,076	3,278	16,926	9,466
Net income	$51,704	$20,740	$150,719	$54,714
Weighted average number of shares
- Basic	30,873,297	30,302,193	31,846,836	28,764,793
- Diluted	30,987,394	30,381,248	31,954,204	28,818,464
Earnings per share
- Basic	$1.67	$0.68	$4.73	$1.90
- Diluted	$1.67	$0.68	$4.72	$1.90

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Sep. 30, 2019 (Unaudited)	Dec. 31, 2018 (Audited)
Assets
Cash and cash equivalents	$432,747	$180,211
Restricted cash and cash equivalents	88,857	100,869
Rent receivables	15,625	9,307
Investment in finance lease, net	11,941	12,822
Flight equipment held for sale, net	152,794	259,644
Flight equipment held for operating lease, net	2,752,831	3,228,018
Maintenance rights	256,404	298,207
Deferred tax asset, net	17,552	6,505
Fair value of derivative assets	6,656	5,929
Other assets, net	134,207	124,960
Total assets	$3,869,614	$4,226,472
Liabilities
Accounts payable and accrued liabilities	$35,202	$23,146
Rentals received in advance	15,434	21,322
Payable to related parties	7,038	4,462
Security deposits	46,324	60,097
Maintenance payment liability, net	252,099	292,586
Unsecured borrowings, net	618,971	617,664
Secured borrowings, net	1,915,435	2,379,869
Deferred tax liability, net	59,256	36,256
Fair value of derivative liabilities	37,618	8,558
Other liabilities	83,465	80,402
Total liabilities	3,070,842	3,524,362
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,898,410 and 32,650,019 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	31	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	516,255	549,123
Retained earnings	305,234	154,347
Accumulated other comprehensive loss, net	(22,748)	(1,393)
Total shareholders’ equity	798,772	702,110
Total liabilities and shareholders’ equity	$3,869,614	$4,226,472

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Nine months ended Sep. 30,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Operating Activities
Net income	$150,719	$54,714
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(469)	(512)
Equity in (earnings) loss from unconsolidated subsidiary	(2,727)	110
Gain on sale of aircraft	(82,632)	(5,524)
Depreciation	108,769	104,197
Amortization of debt discounts and debt issuance costs	7,786	6,399
Amortization of other comprehensive income into interest expense	—	3,026
Amortization of lease incentives and other items	4,843	8,374
Loss on extinguishment of debt	5,330	1,458
Unrealized foreign exchange gain	(449)	(481)
Provision for deferred income taxes	15,963	9,637
Loss (gain) on derivative instruments	3,312	(4,847)
Security deposits and maintenance payment liability recognized into earnings	(26,145)	(11,846)
Distributions from unconsolidated subsidiary	2,727	2,075
Cash receipts from maintenance rights	1,741	3,013
Changes in operating assets and liabilities:
Rent receivables	(10,995)	(5,665)
Other assets	(2,553)	(3,835)
Payable to related parties	2,576	(11,159)
Accounts payable, accrued liabilities and other liabilities	12,468	20,161
Net cash flows provided by operating activities	190,264	169,295
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	2,639	1,874
Rent received from finance lease	1,350	1,350
Net payments for derivative settlements	(512)	—
Investment income from equity certificates	934	—
Purchase of equity certificates	(7,425)	—
Purchase of flight equipment	(114,826)	(617,370)
Deposit on aircraft purchases	—	(299,945)
Proceeds from sale of aircraft, net	651,488	113,829
Capitalized interest on Portfolio B orderbook	(3,671)	—
Payments for aircraft improvement	(3,059)	(170)
Payments for lessor maintenance obligations	(1,843)	(8,229)
Net cash flows provided by (used in) investing activities	525,075	(808,661)

	Nine months ended Sep. 30,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	1,169	10,907
Security deposits returned	(1,546)	(6,224)
Maintenance payment liability receipts	48,631	59,611
Maintenance payment liability disbursements	(14,975)	(8,902)
Net swap termination payments	—	1,136
Debt extinguishment costs	(194)	436
Debt issuance costs	(342)	(2,216)
Proceeds from secured borrowings	—	705,201
Repayment of secured borrowings	(474,659)	(328,595)
Net proceeds from shares issued	—	19,394
Shares repurchased	(32,844)	—
Net cash flows (used in) provided by financing activities	(474,760)	450,748
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(55)	(61)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	240,524	(188,679)
Unrestricted and restricted cash and cash equivalents at beginning of period	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of period	$521,604	$268,136

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$432,747	$180,078
Restricted cash and cash equivalents	88,857	88,058
Unrestricted and restricted cash and cash equivalents	$521,604	$268,136

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Net income	$51,704	$20,740	$150,719	$54,714
Adjustments:
Unrealized foreign exchange gain	(345)	(25)	(449)	(481)
Deferred income taxes	5,972	3,310	15,963	9,637
Fair value changes on undesignated derivatives	2,475	(1,206)	2,618	(3,446)
Adjusted Net Income	$59,806	$22,819	$168,851	$60,424
Average Shareholders’ Equity	$776,218	$635,193	748,112	592,402
Adjusted Return on Equity	30.8%	14.4%	30.1%	13.6%

Weighted average diluted shares outstanding	30,987,394	30,381,248	31,954,204	28,818,464
Adjusted Net Income per diluted share	$1.93	$0.75	$5.28	$2.10

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.